

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2021

Mark Lyons
Chief Financial Officer
American International Group, Inc.
175 Water Street
New York, New York 10038

> **Re: American International Group, Inc.**
> **Form 10-K**
> **Filed February 19, 2021**
> **File No. 001-08787**

Dear Mr. Lyons:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance